EXHIBIT 1.1

BY-LAWS

LATAM AIRLINES GROUP S.A.

SECTION ONE: Name, Registered Office and Purpose

Article 1: An open corporation is incorporated that will be called Latam Airlines Group S.A., although it may also indistinctively use the fictitious names of “Latam Airlines,” “Latam Airlines Group,” “Latam Group,” “LAN Airlines,” “Lan Group” and/or “LAN.”

Article 2: The company will have its registered offices in the city of Santiago, borough of the same name, although it may establish agencies, branches, offices or establishments in other places in the country or abroad.

Article 3: The duration of the Company will be indefinite.

Article 4: The Company shall engage in:

(a)	the trade of any form of air and/or ground transportation, whether passenger, cargo, or mail, and of everything relating directly or indirectly to that activity, in the country or abroad, for its own account or others;

(b)	the rendering of services relating to the maintenance and repair of aircraft, whether own or of third parties;

(c)	the development and exploitation of other activities derived from the business purpose and/or linked, related, cooperative or complementary thereto;

(d)	the trade and development of activities relating to travel, tourism and lodging; and

(e)	holding interests in companies of any type or kind that facilitate the business of the Company.

SECTION TWO: Capital, Shares and Shareholders

Article 5: The capital of the Company is US$2,652,898,072.25, divided into 551,847,819 shares in one single series, with no par value. There are no special series of shares or privileges. The form of share certificates, their issuance, exchange, ruin, misplacement, replacement and other circumstances thereof as well as the transfer of shares shall be governed by the provisions in the Companies Law and its Regulations.

Article 6: Shareholders may stipulate agreements limiting the free transfer of shares, but those agreements shall be deposited with the Company and be available to other shareholders and interested third parties, and they shall be annotated in the shareholders registry in order to be valid.

SECTION THREE: Management

Article 7: The Company will be managed by the Board of Directors that will be elected by the Shareholders Meeting.

Article 8: The Board will be comprised of 9 members and will hold office for two years. Members may be reelected. There will be no need to be a shareholder in order to be a director. The Board will appoint a Chairman and a Vice Chairman from among its members. The Vice Chairman shall substitute for the Chairman in the event of the latter’s absence or impediment. The Board of Directors may appoint an Interim Chairman whenever the Chairman and Vice Chairman are absent or suffer from an impediment. The absences or impediments behind such substitution shall not have to be proven to third parties.

Article 9: The entire Board of Directors shall be elected at the next Regular Shareholders Meeting to be held by the Company whenever there is a vacancy in a Directorship. The Board may appoint a replacement in the interim.

Article 10. Directors will be compensated for their office. Whether they will be compensated and the amount thereof will be determined annually by the Regular Shareholders Meeting.

Article 11: Board meetings shall be installed by the presence of a majority of Directors. Resolutions will be adopted by an absolute majority of the Directors present, save resolutions that require a higher majority according to the law or these by-laws.

Any tie shall be decided by the vote of the Chairman of the Meeting. The Chief Executive Officer of the Company shall act as Secretary or the person expressly appointed by the Board of Directors to that position.

Article 12: The Board shall hold regular meetings on the days and at the times it determines. In any case, it shall meet at least once a month. Special meetings may be held when they are convened specially by the Chairman together with two directors and/or at the request of an absolute majority of directors, in which case the meeting must necessarily be held.

Article 13: The Board represents the Company judicially and extrajudicially and shall be vested, in order to fulfill the business purpose, which shall not be necessary to prove to third parties, with all powers of administration and disposition that the Law, Regulations and these by-laws do not reserve for the shareholders meeting. There will be no need to grant any special power of attorney, including for those acts or contracts regarding which the laws require such an event, as provided in article 40 of the Law. The foregoing is without prejudice to the judicial representation pertaining to the Chief Executive Officer of the Company.

The Board of Directors may delegate part of its authority to the General Manager, Managers, attorneys of the Company, to one director or a committee of directors, and to other people for certain special purposes.

Article 14. The deliberations and resolutions of the Board of Directors shall be written down in a minutes book that will be signed on each occasion by the directors who attended the meeting and by the Secretary.

A director who wishes to circumvent his liability for any act or resolution of the Board shall have his opposition recorded in the minutes and that opposition shall be disclosed by the Chairman at the next Regular Shareholders Meeting.

Should a director die or be unable for any reason to sign the corresponding minutes, a record of that fact shall be left at the foot of the minutes.

The minutes shall be deemed approved as from the time they have been signed by the aforesaid persons, and from that moment the resolutions indicated therein may be implemented.

Article 15: The Company will have an Executive Vice President and a Manager, who will be the legal representative of the Company. Both positions will be appointed by the Board of Directors and may be held by one same person. The Executive Vice President shall have the powers conferred thereupon by the Board of Directors. The Manager shall have the powers delegated thereto by the Board of Directors, notwithstanding those corresponding thereto by the Law and in particular:

(i) he shall represent the Company judicially with the powers listed in both subparagraphs of article seventh of the Code of Civil Procedure, which are deemed expressly set out.

(ii) he shall execute and enter into all acts and contracts, whether civil, commercial, administrative or otherwise, conducive to the purposes of the Company within the limits on amount set by the Board; and

(iii) generally, he shall implement resolutions of the Board and execute all acts for which he has been expressly delegated authority, in the form, amount and conditions that are determined. The Board shall appoint one or more persons who may individually validly represent the company in all notifications made thereto in absence of the Manager, which the interested party shall not have to evidence.

SECTION FOUR: Shareholders Meetings

Article 16: Shareholders shall meet in a regular meeting once a year between February 1 and April 30.

Article 17: Matters for a regular meeting are:

1.	the annual appointment of the independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the Company;

2.	the examination of the situation of the Company and of the reports by the external auditors and approval, amendment or rejection of the annual report, balance sheet and financial statements and exhibits;

3.	the approval of the distribution of fiscal year profits and the payment of dividends;

4.	the election or revocation of the board, liquidators and auditors of management;

5.	the determination of the annual compensation of directors;

6.	acknowledgement of the resolutions adopted by the Board in which there was opposition of one or more directors.

7.	acknowledgement of the resolutions approving acts or contracts in which one or more directors had or have an interest personally or as the representative of another person; and

8.	generally, any matter of corporate interest not reserved for a Special Shareholders Meeting.

Article 18: Matters for a Special Shareholders Meeting are:

1.	a reform to the Company’s by-laws;

2.	the issuance of bonds or debentures convertible to shares;

3.	the grant of real or personal guarantees to secure third-party obligations when those third parties are not subsidiaries; and

4.	the other matters surrendered to the debate thereof by the by-laws and the law.

Article 19: Notices of meetings shall be given by a prominent advertisement that will be published at least 3 times on different days in a newspaper in the corporate domicile determined by the meeting or, failing agreement, or when compliance therewith is impossible, in the Official Gazette, in the time, form and conditions determined by the Companies Regulations.

In addition to the preceding notice, a notice should be sent by mail to each shareholder a minimum of 15 days in advance of the date of the meeting, which shall contain a reference to the matters to be discussed thereat.

The notice shall mention the resolutions of the Board that the Meeting must study according to Article 44 of the Law. Meetings attended by all issued shares may be validly held even though the formalities required for notice have not been completed.

Article 20: Regular and Special Shareholders Meeting shall be validly installed by representatives of a majority of the issued shares. If that number is not present, a new notice will be given and the Regular or Special Shareholders Meeting will be validly installed by the shareholders attending.

Special Shareholders Meetings shall be held before a notary. Second notices may only be published once the meeting has failed under a first notice or second notice, as the case may be, and a new shareholders meeting shall be convened, regardless, within 45 days after the date set for the meeting that was not held under a first notice.

Notices shall be published in the same period indicated above.

Article 21: Resolutions of both Regular and Special Shareholders Meeting shall be adopted by the affirmative vote of at least an absolute majority of the shares represented at the meeting. In any case, the resolutions indicated in the second subparagraph of article 67 of the Companies Law shall require the affirmative vote of two-thirds of the issued and voting shares. Only shareholders registered in the Shareholders Registry five days in advance of the date of the respective meeting may attend meetings and exercise their right to speak and vote. Directors shall be elected in one single voting, and the persons who earn the nine highest majorities shall be deemed elected. Shareholders may distribute their votes among candidates in the manner they deem convenient. In order to proceed with voting, save unanimously resolution otherwise, the Chairman and Secretary, together with the persons previously designated by the meeting to sign the minutes thereof, shall record in a document the votes that are cast out loud by the shareholders present, in the order of the attendance list. Any shareholder shall have the right, however, to vote on a ballot signed thereby, stating whether he signs personally or on behalf of another.

Notwithstanding the foregoing, in order to facilitate the conduct or quickness of the voting, the Chairman or the Superintendency, as the case maybe, may order that voting be taken alternatively and indistinctively out loud or by ballot. When counting votes from the annotations made by the aforesaid persons, the Chairman may read the votes out loud in order for all those present to calculate the votes themselves or to confirm the true outcome through such annotation and ballots.

The Secretary shall add up the votes and the Chairman shall proclaim the top majorities until completing the number to be elected.

The Secretary will put all papers in an envelope that he will close and seal by the company seal, which will be filed with the Company for at least two years.

Article 22: Shareholders may be represented at meetings by other shareholders or by third parties in the form and conditions set down in the Regulations. The proxy granted for the meeting not held shall be deemed valid for the new meeting held instead provided the first meeting was not held due to a lack of quorum.

Article 23: Attendees at meetings shall sign an attendance sheet that will indicate after their signature the number of shares held by the signatory, the number of shares represented by the signatory and the name of the principal.

Article 24: Deliberations and resolutions of Shareholders Meetings shall be set down in a Special Minutes Book that will be kept by the Secretary. Minutes will be signed by the Chairman or by his substitute, by the Secretary and by three Shareholders on behalf of attendees, elected by the meeting.

An abstract of the events of the meeting shall be written in minutes and the following data necessarily recorded: the name of the shareholders present, the number of shares owned or represented by each, a succinct account of any observations, an account of the motions submitted to discussion and the outcome of voting, and the list of shareholders who have voted against those motions, if anyone has requested nominal voting.

Only under the unanimous consent of attendees may the record of some event occurring at the meeting be eliminated from the minutes, provided it relates to corporate interests.

The minutes containing the election of directors shall indicate the names of all shareholders present and specify the number of shares voted by each, personally or on behalf of another, and the general outcome of the voting.

A copy of these minutes will be sent to the Superintendency of Securities and Insurance. The Company shall notify the Superintendency of the appointment of directors who are replaced within three business days.

SECTION FIVE: Annual Report, Balance Sheet and Profits

Article 25: A General Balance Sheet of the Company’s assets and liabilities shall be prepared as of December 31st of each year, which will contain the indications required by the laws and regulations.

Article 26: At the Regular Shareholders Meeting, the Board of Directors shall advise shareholders of the status of the Company’s business and present an annual report containing explanatory and analytical information on the transactions performed in the most recent fiscal year, accompanied by the general balance sheet, profit and loss statement and report presented by the external auditors.

All sums earned during the fiscal year by the Chairman and Director shall be placed in separate lines within the profit and loss accounts in such balance sheet.

Article 27: Dividends shall be paid exclusively against net profits from the fiscal year or retained earnings in balance sheets approved by the Shareholders Meeting. Should the Company have accumulated losses, profits earned in the fiscal year shall be first allocated to absorbing those losses. A cash dividend shall be paid annually to shareholders in proportion to their shares, amounting to at least 30% of the net profits from each fiscal year, save resolution otherwise adopted unanimously by the respective meeting.

Article 28. The annual report, balance sheet and inventory, minutes, books and other items supporting them and the report that the external auditors must present shall be available to shareholders for examination at the management’s offices for 15 days prior to the date set for the Regular Shareholders Meeting. For this purpose, the Company shall keep printed or typed copies of those documents in that office. The Company shall send each of the shareholders registered in the respective Registry a copy of the balance sheet and of the annual report of the Company on a date that is no later than the date of the first notice convening a Regular Shareholders Meeting, including the opinion of the auditors and the respective notes, all without prejudice to the provisions in the second and third subparagraphs of article 75 of the law.

Article 29: The Company shall publish the information determined by the Superintendency of Securities and Insurance on its duly audited general balance sheets and profit and loss statements in a widely circulated newspaper in the corporate domicile no less than 10 nor more than 20 days in advance of the date of the Regular Shareholders Meeting that will decide on them. In that same period, the Company shall submit the number of counterparts of such documents to the Superintendency of Securities and

Insurance as determined thereby. If the balance sheet and profit and loss statements are modified by the meeting, the changes will be published in the same newspaper within 15 days following the date of the meeting, notwithstanding that they must also be sent to the Shareholders registered in the Registry. The balance sheet shall contain the name of the Chairman, directors, managers and indicate the share transactions performed by such individuals during the fiscal year.

Article 30: When the condition of corporate funds allow and the Board deems it convenient, interim dividends may be paid to Shareholders during the fiscal year on account of profits from that year, under the personal liability of directors approving the resolution, provided there are no cumulative losses.

SECTION SIX: Audit of Management

Article 31: The Regular Shareholders Meeting shall appoint independent external auditors annually to examine the accounting, inventories, balance sheets and other financial statements of the Company, under the obligation to report in writing on fulfillment of their mandate to the next Regular Shareholders Meeting.

SECTION SEVEN: Arbitration

Article 32: Any matter arising among shareholders as such or among them and the company or its managers shall be resolved without form of trial or further remedy by an arbitrator ex aequo et bono appointed by mutual consent of the parties involved, and failing consent, by the ordinary courts, in which case the arbitrator shall be a conciliator in regard to procedure and an arbiter in regard to the ruling. The appointment shall fall upon an attorney who is or has been a deputy justice of the Supreme Court of Justice for at least one year. Notwithstanding the foregoing, the plaintiff in any dispute may remove the hearing thereof from the venue of arbitrators and submit to the decision of the Ordinary Courts.

TRANSITORY ARTICLES

Sole Transitory Article: The capital of the Company is US$2,652,898,072.25, divided into 551,847,819 shares in one single series, with no par value, which has been and will be subscribed and paid as follows:

(One)	The sum of US$1,605,164,719.76, divided into 483,547,819 shares, fully subscribed and paid in prior to this date.

(Two)	The sum of US$47,733,352.49, represented by 4,800,000 shares, to be allocated to compensation plans for the employees of the Company and its subsidiaries, as provided in Article 24 of the Companies Law, and to be subscribed and paid no later than December 21, 2016. The Board has full authority to create, implement and modify these stock option plans in one or several stages and to make the relevant changes to the registration of such shares in the Securities Registry kept by the Securities and Insurance Commission. It is also empowered to execute and amend stock option agreements and to set and change the subscription price of these shares according to the resolutions of the Special Shareholders Meeting delegating that authority and to the Companies Regulations. The shareholders do not enjoy a right of first refusal in regard to these shares, as provided in the third subparagraph of said Article 24. The price of these shares shall be paid at once, in the act of subscription, in cash, by check, bank check, wire transfer or any other instrument or effect representing money payable upon demand; and

(Three)	The sum of US$1,000,000,000, divided into 63,500,000 shares to be subscribed and paid on account of the capital increase approved at the Special Shareholders Meeting of the Company held June 11, 2013.

In regard to this capital increase for an aggregate of US$1,000,000,000, represented by said 63,500,000 shares:

(A)

a part, totaling US$976,377,952.75, represented by 62,000,000 shares, will be preemptively offered to shareholders in LATAM Airlines Group S.A. according to Article 25 of the Companies Law. The unsubscribed balance will be offered and placed on the market in general. The price of these shares must be paid at once, at the time of subscription, in cash, by check, bank check, electronic money transfer or by any other means or instrument representing money payable on demand. The Board was authorized by the Special Shareholders Meeting held June 11, 2013 to set the placement price of the cash shares according to the second paragraph of Article 23 of the Companies Regulations, in which case placement must be made within 180 days following the date of that Meeting. That authority of the Board can be extended only once for no more than an additional 180 days by a new Shareholders Meeting. The deadline for issuance, subscription and payment shall expire, for all pertinent purposes, on June 11, 2016. These 62,000,000 shares will be preemptively offered to shareholders registered in the Shareholders Registry at midnight on the fifth business day prior to the date of publication of the right-of-first-refusal notice, for the period of 30 days after publication of said right-of-first-refusal notice, and the offer will be proportional to the shares registered in the shareholder’s name. Shareholders may waive or assign their right to subscribe all or part of the shares according to the Companies Regulations. Any shareholder or option transferee who says nothing during the right-of-first-refusal period shall be deemed to have waived the right to subscribe the shares. Any remainder of shares not placed after following the above procedure, either because the shares were not subscribed by shareholders in exercise of their right of first refusal or those rights were waived in whole or in part, or any fractions of shares occurring in the proration among shareholders, may be offered freely to shareholders and/or third parties in Chile or abroad, on the dates and in the amounts deemed pertinent by the Board, which shall be amply empowered to determine the relevant procedures. Furthermore, save resolution otherwise by the Board, the shares regarding which rights of first refusal are waived in whole or in part by the entitled shareholders may be offered by the Board in the aforesaid terms from the moment when such waiver is notified, or becomes known, to the Company, without having to await the end of the legal right-of-refusal period of 30 days. Regardless, no shares may be transferred to third parties at prices and under conditions that are more favorable than those of the preemptive offer to entitled shareholders, notwithstanding the provisions in the last subparagraph of Article 29 of the Companies Regulations; and

(B)	the remainder of the increase for US$23,622,047.25, represented by 1,500,000 shares, shall be allocated to compensation plans for the employees of the Company and its subsidiaries, as provided in Article 24 of the Companies Law. The Board was fully authorized to create and implement these stock option plans in one or several stages. The shareholders do not enjoy a right of first refusal in regard to these shares, as provided in the third subparagraph of said Article 24. The price of these shares must be paid at once, at the time of subscription, in cash, by check, bank check, wire transfer or any other instrument or effect representing money payable upon demand. The Board was authorized by the Special Shareholders Meeting held June 11, 2013 to set the placement price for the cash shares according to the rule in the third subparagraph of Article 23 of the Companies Regulations. It must set the price by June 11, 2018. The deadline for issuance, subscription and payment of these shares expires June 11, 2018; and

(C)	The Company’s Board of Directors was amply empowered, within the framework of the resolutions adopted by the Special Shareholders Meeting held June 11, 2013, to proceed to issue said capital increase all at once and for all of the shares, or in parts, at the Board’s discretion; to conduct or order all proceedings necessary to register the shares in the increase in the Securities Registry of the Securities and Insurance Commission of Chile, including all types of requests, measures, procedures, presentations, declarations and other measures relating to the registration and placement of the shares; and once the share issue has been registered that was approved for this capital increase, to decide on the exchange and placement thereof all at once or in parts and listing thereof on one or more stock exchanges; to represent the Company or order that it be represented before any type of authority, entity or person, including, but not limited to, government, regulatory or oversight entities, stock exchanges or others related to the securities market; to determine all matters relating to the options forming part of the compensation plans, including, but not limited to, the periods during which the options will be valid, the periods, opportunities, form and other conditions for acceptance or exercise thereof, the employees that will be benefitted thereby, the number of shares in the options offered and all other matters relating to the foregoing; to grant the powers of attorney necessary or convenient to implement all or part of the foregoing; and, in general, to resolve all situations, modalities, supplements, amendments and details that may arise or be required in relation to this bylaw reform and related matters approved by the Special Shareholders Meeting held June 11, 2013.